AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

June 4, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO DECLINE INTERSECTS SAN GONZALO ZONE

Avino Silver and Gold Mines (“Avino”) is pleased to announce that our program to access the San Gonzalo vein via a 4 x 4 metre decline has after the planned 4 months successfully intersected the San Gonzalo vein.

The initial intersection of the San Gonzalo vein by the decline, achieved on schedule and on budget was channel sampled.  (Lines 2 & 8 on table) Avino’s mining personnel and contractors DMG have subsequently drifted along the San Gonzalo vein in direction Northwest and Southeast.  Channel samples have been taken across the width of the vein over a strike length of 25 metres along the vein.  A plan map showing location of the channel samples can be viewed on Avino’s website.  Results are as follows:

Line	Width (m)	Gold	Silver	Lead	Zinc	Copper
1	1.55	0.763	323	1143	1062	340
2	3.15	1.310	498	1518	1729	392
3	1.9	0.822	437	4497	1496	559
4	2	0.782	277	884	972	279
5	2.1	1.051	429	1313	1149	322
6	2.4	0.983	167	1698	1730	254
7	2.05	0.872	223	834	2271	315
8	1.45	0.932	375	1496	1246	436
9	1.55	2.209	368	15277	2554	602
10	2.55	1.141	216	4937	3280	560
11	1.95	1.928	325	8343	3165	749
12	2.05	1.245	626	24522	3139	655
13	2.4	2.068	237	9080	4156	565
14	2.7	2.35	323.22	4697.04	2485.48	299.44
15	2.5	0.46	306.2	2194.2	2760	397.18
Average	2.15	1.27	341	5274	2273	442

The vein samples were assayed at SGS Labs Durango.

During 2007, Avino drilled 40 holes totaling 9,204.24 metres on the San Gonzalo vein, around and below the original workings.  In 2008 Avino drilled a further 6 holes totaling 1,782.40 metres.

In August 2009, Ore Quest Consultants Ltd. in a NI 43-101 compliant report calculated an Inferred Resource.  Quote from Ore Quest Consultants Report:

“Based on drilling results an Inferred Resource of 444,250 tonnes has been estimated with an average grade of 2.61 g/tonne gold and 332 g/tonne silver.  The deposit also contains 1% lead and 1.5% zinc which have not been used in cutoff grades or equivalent ounces.  This resource is estimated to contain 37,300 ounces of gold and 4.75 million ounces of silver (metallurgical recoveries and net smelter returns assumed to be 100%).

There is also a small tonnage (43,000 tonnes) surrounding the existing mine workings which based on historic sample results is estimated to grade 596 g/t silver.  No gold assays are available on this material and the results cannot be verified nor can the actual outlines of the workings.  Recent drilling has however validated the grades to a certain extent and has demonstrated where there are no workings.  This estimate remains historic as it does not follow the requirements for reserves and resources outlined in NI 43-101 as the resource estimate was estimated prior to the enactment of NI 43-101.”

As announced in 4 March 2010 News Release, Avino will do further drifting on the San Gonzalo vein and develop a series of production shrinkage stopes in order to supply feed to our recently refurbished 250 ton per day flotation circuit at the Avino Mill, which is currently processing stock piled material from the ET Zone on the main Avino vein.

This news release has been prepared by Chris J Sampson, P.Eng., Consultant and Qualified Person for NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.